THOMPSON COBURN LLP

ONE US BANK PLAZA

ST. LOUIS, MO 63101

(314) 552-6295

July 28, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Sparrow Growth Fund, SEC File No. 811-08897

Dear Sir or Madam:

          We submitted a proxy statement on Schedule 14A for the Sparrow Growth Fund on July 25, 2008, including a Letter to Shareholders, Notice of Special Meeting and form of proxy. However, we inadvertently failed to include a cover letter and are therefore submitting this letter to correct this omission. The proxy materials are currently expected to be mailed out in mid August, for a meeting to be held early September 2008. If you have any questions regarding the proxy materials, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren

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